SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 February 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 21 February 2017

21 February 2017

InterContinental Hotels Group PLC
Board Appointment
InterContinental Hotels Group PLC ("IHG") today announces that Malina Ngai is to be appointed as an independent Non-Executive Director of IHG. She will join the IHG Board with effect from 1 March 2017.
Malina is Chief Operating Officer of A.S. Watson Group, which is part of Hong Kong-based conglomerate CK Hutchison Holdings Limited. A.S. Watson Group is the largest international health and beauty retailer in Asia and Europe with thirteen brands including Watsons, Superdrug, Savers, The Perfume Shop, Kruidvat, ICI Paris XL and ParknShop. In addition, Malina is Vice Chairman of the Hong Kong Retail Management Association and a member of the Board of Directors of the Hong Kong Sports Institute Limited.
Commenting on her appointment, Patrick Cescau, IHG's Non-Executive Chairman, said: "Malina brings a deep understanding of how consumer-facing, branded companies operate, as well as the role that technology and digital-commerce play in transforming the consumer experience. These are very relevant areas for IHG and her experience will be invaluable to the business. She also has a truly global perspective and significant insight into the Asian market which is a key focus for IHG. I look forward to welcoming Malina to the IHG Board".
Malina will also serve on the Nomination, Remuneration and Corporate Responsibility Committees of the IHG Board.
Notes
No information is required to be disclosed pursuant to LR 9.6.13R in respect of this appointment.
For further information
Investor Relations (Heather Wood; Adam Smith; Neeral Morzaria):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.
IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with more than 100 million enrolled members worldwide.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 February 2017